August 9, 2005



Room 4561

Peter K. Stevenson
President and Chief Executive Officer
Globix Corporation
139 Centre Street
New York, NY 10013

Re:	Globix Corporation
	Amendment No. 1 to Registration Statement on Form S-3
	Filed July 11, 2005
	File No. 333-125185

	Form 10-K for fiscal year ended September 30, 2005
Forms 10-Q for the fiscal quarters ended December 31, 2005 and March
31, 2005
	File No. 1-14168

Dear Mr. Stevenson:

	This is to advise you that we conducted a review of your disclosure provided in response to Items 307 and 308(c) of Regulation
S-K, disclosure concerning your selling shareholders, and the rights granted to purchase additional shares contained in your Securities Exchange Agreement. Based on this limited review of the referenced filings, we have the following additional comments.

Form S-3
Selling Holders, page 17
1. We note that changes to footnote 3 and 10 were not disclosed on the copy marked to show changes that was submitted to the Commission via EDGAR. Please advise if there were any other changes made that were not illustrated in the filed version.
2. We refer you to comment 4 of our letter dated June 23, 2005.
We
note that your have revised this section to state that Loeb Partners and Goldman Sachs are underwriters but have not made corresponding changes to the "Plan of Distribution" section. Please revise to prominently state that Loeb Partners and Goldman Sachs are underwriters.


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant
Director at, (202) 551-3730.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal


cc: 	Bonnie J. Roe
	Day, Berry & Howard LLP
	875 Third Avenue
	New York, NY 10022
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Peter K. Stevenson
August 9, 2005
Globix Corporation
Page 2